

July 30, 2013

Via E-Mail
Mr. Arne G. Haak
Chief Financial Officer
Ruth's Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100
Winter Park, Florida 32789

> **Re: Ruth's Hospitality Group, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-51485**

Dear Mr. Haak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

1. We note your discussion of the factors that are responsible the fluctuations in the income statement line items. Please note that where more than one reason or factor is contributing to the change (of lack thereof) of an individual line item, we would expect you to quantify each significant factor contributing to the change. Please confirm your understanding and revise your filings accordingly.

Note 2. Summary of Significant Accounting Policies
(v) Segment Reporting, page F-11

2. We note from the disclosure included in Note 2 that due primarily to similar products to similar customers, dining industry and economic characteristics resulting in similar long-term expected financial performance characteristics, you report the operations of Ruth's

Chris Steak House, Mitchell's Fish Market and Cameron's Steakhouse restaurant concepts on an aggregated basis and do not report separately segment information. However, based on the discussion included in the Business section beginning on page 2, it appears that the Ruth's Chris Steak House operations provide a more premium dining experience to its customers as indicated by the average check at such operations of $73 during 2012 as compared to $32 for Mitchell's Fish Market. Given the more premium nature of the dining experience provided at the Ruth's Chris Steak House operations as evidenced by the higher average guest checks during 2012, please explain in further detail why you believe that the operations of Ruth's Chris Steak House operations are economically similar to those of the Mitchell's Fish Market and Cameron's Steakhouse operations and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. As part of your response, please also tell us the average margins that have been generated by each of these operating segments during the periods presented in the Company's financial statements and provide us with your analysis for which you determined that the restaurant concepts are economically similar, including the measure for which your CODM uses to review operating performance and resource allocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief